Exhibit 12

Alion Science and Technology
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands)

	Years Ended September 30,
Actual Data	2004	2005	2006	2007	2008

Fixed Charges
Cash interest expense	$7,563	$9,328	$19,349	$33,695	$49,909
Amortization of capitalized expenses related to indebtedness	2,791	3,897	2,591	3,145	2,912

Total fixed charges	$10,354	$13,225	$21,940	$36,840	$52,821
Earnings
Pre-tax earnings (loss)	$(15,094)	$(40,172)	$(31,089)	$(42,780)	$(25,334)
Fixed charges	10,354	13,225	21,940	36,840	52,821

Earnings before fixed charges	$(4,740)	$(26,947)	$(9,149)	$(5,940)	$27,487
Ratio of earnings to fixed charges	(a )	(a )	(a )	(a )	0.52

(a)	Earnings for fiscal 2004 to 2007 were inadequate to cover fixed charges in those periods by $4.7 million, $26.9 million, $9.1 million, and $5.9 million.